NOTICE OF CHANGE OF CORPORATE STRUCTURE
of
Nordion Inc. (formerly MDS Inc.)

Notice is hereby provided that MDS Inc. has changed its name to Nordion Inc.

Names of the parties to the transaction:

Nordion Inc. (formerly MDS Inc.)

Description of the transaction:

Articles of Amendment changing the company name from MDS Inc. to Nordion Inc. were filed with Industry Canada

Effective Date of the transaction:

November 1, 2010

Nordion Inc.
Per:           /s/ Peter E. Brent
Peter E. Brent
Corporate Secretary